Exhibit 12.1
Supplemental Financial Schedule II
TeleCommunication Systems, Inc.
Valuation and Qualifying Accounts
(amounts in thousands)

Column A	Column B	Column C	Column D	Column E
	Balance	Additions,
	Beginning of	Costs, and		Balance End of
Description	Year	Expenses	Deductions	Year
Year ended December 31, 2008
Allowance for Doubtful Accounts	$265	$193	$(173)	$285
Allowance for Inventory Obsolescence	$645	$353	$(141)	$857

Year ended December 31, 2007
Allowance for Doubtful Accounts	$290	$123	$(148)	$265
Allowance for Inventory Obsolescence	$616	$100	$(71)	$645

Year ended December 31, 2006
Allowance for Doubtful Accounts	$233	$284	$(227)	$290
Allowance for Inventory Obsolescence	$533	$83	$—	$616